     As filed with the Securities and Exchange Commission on May 31, 2001
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                    ________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                    ________
                              Genaera Corporation
             (Exact Name of Registrant as Specified in Its Charter)

          Delaware                                       13-3445668
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)
                               5110 Campus Drive
                          Plymouth Meeting, PA 19462
                                (610) 941-4020
              (Address, Including Zip Code, and Telephone Number,
      Including Area Code, of Registrant's Principal Executive Offices)
                                    ________

                           Christopher P. Schnittker
                  Vice President and Chief Financial Officer
                              Genaera Corporation
                               5110 Campus Drive
                          Plymouth Meeting, PA 19462
                                (610) 941-4020
          (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code,of Agent for Service)
                                    ________
                                  Copies to:
                          Randall B. Sunberg, Esquire
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                            Philadelphia, PA 19103
                                (215) 963-5000

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_] _____________
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_] ________________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]
                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                          Proposed Maximum
                                         Amount To Be     Offering Price Per      Proposed Maximum Aggregate           Amount Of
  Title Of Shares To Be Registered      Registered (1)        Share (2)               Offering Price (2)           Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $.002 per share........       2,000,000 shares        $3.525                       $7,050,000                  $1,763
====================================================================================================================================
(1)  Such number represents the number of shares of common stock initially issuable upon conversion of shares of the Registrant's Series B Convertible Preferred Stock and, pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminable number of shares of common stock as may be issued from time to time upon conversion of the Series B Preferred Stock by reason of adjustment of the conversion price under certain limited circumstances, including stock splits, stock dividends, recapitalizations or certain other capital adjustments.
(2)  Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule
 457(c) on the basis of the average of the high and low sale prices for the Common Stock on May 24, 2001 as reported on The Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to completion, dated May 31, 2001


Prospectus


                                 [LOGO]GENAERA

                              GENAERA CORPORATION


                       2,000,000 Shares of Common Stock



     Under this prospectus, MedImmune, Inc. may offer and sell up to 2,000,000 shares of common stock that may be issued upon the conversion of shares of Series B Convertible Preferred Stock, as described in the "Series B Preferred Stock" section on pages 16-17. We will not receive any of the proceeds from the sale of the common stock by MedImmune.

     Our common stock is quoted in the Nasdaq National Market under the symbol "GENR." On May 30, 2001, the last reported closing price of our common stock was $3.75 per share.

                               _________________

     You should read this prospectus carefully before you invest. Please refer to the "Risk Factors" section beginning on page 9 of this prospectus for a discussion of the material risks involved in investing in the shares.

                               _________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               _________________


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                 The date of this prospectus is _______, 2001.

                               TABLE OF CONTENTS

                                                                          Page

GENAERA CORPORATION.......................................................   1
RISK FACTORS..............................................................   9
FORWARD-LOOKING STATEMENTS................................................  16
USE OF PROCEEDS...........................................................  16
SERIES B PREFERRED STOCK..................................................  16
SELLING STOCKHOLDER.......................................................  17
PLAN OF DISTRIBUTION......................................................  17
LEGAL OPINION.............................................................  18
EXPERTS...................................................................  18
WHERE YOU CAN FIND MORE INFORMATION.......................................  19

                  ___________________________________________



                             ABOUT THIS PROSPECTUS

     This prospectus contains information about our Company and the shares of our common stock being offered by this prospectus. In addition, as described below in the section entitled "Where You Can Find More Information," we have filed and plan to continue filing other documents with the SEC that contain information about us and our common stock. These other documents are incorporated by reference in this prospectus. Before you decide to invest in common stock being offered by this prospectus, you should read this prospectus and the other documents we file with the SEC.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. MedImmune is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                              GENAERA CORPORATION

     Genaera Corporation, formerly known as Magainin Pharmaceuticals Inc., is a biopharmaceutical company committed to developing medicines for serious diseases from genomics and natural products. Our research and development efforts are focused on anti-angiogenesis, obesity, infectious diseases and respiratory diseases. We changed our name from Magainin Pharmaceuticals Inc. to Genaera Corporation on March 9, 2001.

RESEARCH & DEVELOPMENT PROGRAMS

Anti-Angiogenesis Program


     Squalamine is our lead product development candidate and currently is being evaluated in clinical studies for the treatment of solid tumors. Specifically, clinical studies currently are ongoing in non-small cell lung cancer and preliminary results were released in November 2000. The ongoing phase 2a trial in non-small cell lung cancer is a multi-center, open-label design examining the preliminary efficacy and safety of squalamine, combined with standard chemotherapy, in patients with advanced disease. We also are currently conducting studies in primary and recurrent advanced ovarian cancer at multiple clinical sites. In May 2001 we released preliminary data on the advanced ovarian studies as well as updating the preliminary results for non-small cell lung cancer. We expect to focus our efforts going forward in recurrent and resistant disease patients, where we have seen encouraging early objective responses of tumor size reduction. We also plan studies in fibrodysplasia ossificans progressiva, or FOP, a rare genetic disorder of the musculoskeletal system in which there is progressive immobility and disability. The cancer studies will evaluate intravenously administered squalamine in combination with leading chemotherapeutics in each indication or radiation therapy.

     Squalamine was originally discovered in the tissues of the dogfish shark and is part of a class of naturally occurring, pharmacologically active small molecules known as aminosterols. The shark was initially examined because of its apparent resistance to infection and cancer. The chemical structure of squalamine uniquely combines a steroid and a polyamine, two classes of systemic agents that generally are well tolerated in humans. Squalamine is an anti-angiogenic molecule with a unique mechanism of action that we believe has shown broad application for the treatment of several cancer types in preclinical testing.

     Within the human body, a network of arteries, capillaries and veins, known as the vasculature, functions to transport blood throughout the body. The basic network of the vasculature is developed through angiogenesis, a fundamental process by which new blood vessels are formed. This growth process primarily occurs during the first three months of embryonic development. Once the general network of the blood vessels is complete, certain inhibitory factors balance and stabilize the stimulators of new blood vessel formation. Although angiogenesis occurs in human embryonic development, wound healing and in certain reproductive processes in women, angiogenesis is also associated with several diseases, including cancer.

     Cancer is the second most common cause of death in the Western world. Cancer patients are usually treated with a combination of surgery, radiation therapy and chemotherapy. Surgery and radiation therapy can be particularly effective in patients in which the disease has not yet spread to other tissue or organs. Chemotherapy is the principal treatment for tumors that have spread from primary to secondary sites, or metastasized. Chemotherapy involves the administration of cytotoxic drugs designed to kill cancer cells, or the administration of hormone analogues designed to either reduce the production of, or block the action of, certain hormones that affect the growth of tumors. Because chemotherapeutic agents generally attack rapidly dividing cells indiscriminately, damaging both normal and cancerous cells, chemotherapy patients often suffer serious side effects. Additionally, resistance to chemotherapy often occurs over time.

     Cancer includes many different types of uncontrolled cellular growth. Clusters of cancer cells, referred to as tumors, may invade and destroy surrounding organs, impair physiological function and lead to death. To survive, cancer cells require oxygen and nutrients, which are received from the body's blood supply. In order to access this blood supply, cancer cells initiate a biochemical mechanism that stimulates angiogenesis, which provides the blood supply that nourishes the tumor. As cancer cells grow and metastasize they require continuous angiogenesis. Anti-angiogenic substances are intended to inhibit the growth of new blood vessels and thereby suppress tumor growth.

     Squalamine may be of benefit in the treatment of solid tumors by inhibiting new blood vessel growth required for tumor nourishment. Squalamine has exhibited anti-angiogenic properties in a number of in vitro and in vivo assays, in multiple independent laboratories, including animal models of cancer and angiogenic diseases of the eye. We believe squalamine may inhibit the growth of primitive or embryonic capillaries associated with tumor growth. Squalamine has the potential to be used in combination with a number of cytotoxic drugs in the treatment of solid tumors, and we have observed synergies with certain of such cytotoxic therapies in animal testing.

     Anti-angiogenic substances may also be useful in certain eye diseases, including diabetic retinopathy and macular degeneration. In addition to our anti-angiogenesis research program focused on cancers, we also maintain a research program to evaluate squalamine in eye disease. Georgetown University Medical Center has recently begun to study squalamine as a therapy for diabetic retinopathy, a leading cause of blindness that results from abnormal blood vessel growth in the eye. We also are focusing efforts on preparing for future clinical studies in patients with macular degeneration.

Respiratory Disease Program

     Our respiratory program is designed to discover and develop treatment alternatives for chronic respiratory diseases, a large and growing market that we believe is currently underserved by medical therapeutics. These diseases include asthma, chronic bronchitis, cystic fibrosis, and chronic sinusitis. In the United States, about 15 million people suffer from asthma, and recently there has been an increase in the incidence of this disease. The recognition that specific genetic and environmental factors appear to be important in the susceptibility to asthma has led to an intensive search for those specific factors. Additionally, approximately 15 million people suffer from chronic bronchitis and approximately 33 million patients are reported annually with chronic sinusitis. We are also focused on the development of treatments for respiratory and other complications of cystic fibrosis. These respiratory diseases have in common the overproduction of mucus secretions and underlying inflammatory process. Current research and development efforts at Genaera are focused on the development of therapeutics that decrease mucus production, or mucoregulators, and anti-inflammatory treatments that may be useful in these diseases.

  Functional Genomics Program

     Advances in genetics and molecular biology have significantly enhanced the ability of scientists to clone and sequence genes and identify the causes of disease at the molecular level. Genomics, or the study of the genome, can be applied to the examination of the genetic influences on human disease. Functional genomics refers to the determination of the manner in which genes specifically impact the disease process. In contrast to traditional drug discovery and development, a genetic approach commences by identifying those genes that are responsible for the initiation or progression of disease. Analysis of deoxyribonucleic acid (DNA) helps characterize the specific role of genes in the disease process. The information stored in the DNA of a gene acts as a set of instructions to living cells of the organism. These instructions direct the cells to synthesize specific proteins, such as hormones or enzymes that perform the basic biochemical and physiological functions of the cells. Disease may occur when a defect (mutation) occurs in a gene or genes, resulting in incorrect instructions being sent to cells, and disrupting the normal balance or function of these essential proteins. The ability to detect such a mutation and to understand how the disruption of normal protein function contributes to the initiation and progression of the resultant disease are potentially valuable aids to pharmaceutical discovery and development. To identify an appropriate molecular target for therapeutic intervention, it may also be necessary to characterize fully the biochemical pathway in which the disease gene functions.

  Respiratory Gene Database (Screening Program)

     We employ functional genomics to discover additional therapeutic targets for respiratory disease. We have identified numerous targets that have been validated and added to our Respiratory Gene Database, including genes and gene products that can be antagonized by biological therapeutics, such as proteins and traditional small molecules. We can screen chemical libraries for activity against these targets using our high throughput screening programs.

  Respiratory Product Development

     .  Anti-IL9 Therapeutics

     Our first genomics-based product development program involves the development of a blocking antibody to IL9, to treat the root cause of asthma. Asthma is a serious, chronic illness characterized by one or more symptoms, including episodic shortness of breath, wheezing, coughing and chest tightness, that has been documented by public health officials to be increasing in prevalence and severity. The complex physiological changes associated with asthma are under intensive scrutiny; however, their precise causes are not well understood. The recognition that specific genetic and environmental factors appear to be important in the susceptibility to asthma has lead to an intensive search for those specific factors. Genetic studies to identify the root cause of asthma, in both human families and animal models, have pinpointed IL9 as a mediator of asthma, and functional genomic analyses are consistent with these findings. IL9 is a gene that varies in DNA structure and function in asthmatic and allergic humans and animals. Over the past five years, Genaera scientists and a number of academic investigators have published peer-reviewed articles that indicate that IL9 acts directly and specifically to promote lung inflammation in asthma. We believe that we have developed a strong patent position in anti-IL9 therapeutics having first discovered and documented a role for this cytokine in asthma. While genetic susceptibility to bronchial hyperresponsiveness and asthma is likely due to multiple genes acting together, the identification of specific susceptibility genes provides valuable insight into the molecular pathways associated with this condition.

     We believe an antibody to IL9 has significant promise as a therapy for asthma as it targets the root cause of the disease rather than the symptoms. In December 1998, we entered into a collaborative research and option agreement with Genentech, Inc. relating to the development of a protein therapeutic in asthma which was replaced by a May 2000 research, development and commercialization collaboration agreement with Genentech. In December 2000, Genentech elected to terminate the collaboration agreement covering the IL9 antibody development program and related respiratory technology. As a result, all licensed technology under this agreement, exclusive of Genentech-improved technology, was returned to us. In April 2001, we entered into a research collaboration and licensing agreement with MedImmune. Under the MedImmune agreement, MedImmune and we will develop and commercialize antibodies or recombinant molecules against IL9 to prevent symptoms of asthma and other respiratory diseases. The companies also will collaborate on the creation of specific assays and respiratory disease models for use in assessing product candidates developed by MedImmune. MedImmune will be responsible for development, manufacturing, clinical testing, and marketing of any resulting product.

     .  Mucoregulator Product Development

     Our second genomics-based product development program is focused on several small molecules that we believe will lead to drug development candidates to inhibit the overproduction of mucin. Mucoregulators have the potential to yield novel therapeutics for mucus overproduction in a number of chronic diseases.
For example, excess mucus production is an important clinical feature of chronic sinusitis and chronic obstructive pulmonary diseases, including asthma, chronic bronchitis and cystic fibrosis. In many lung diseases, excess mucus production leads to airway pulmonary obstruction and contributes to a significant deterioration of lung function.

     We have developed a novel strategy to downregulate, or prevent, the production of mucin that leads to airway obstruction dysfunction and disease. We discovered an anion channel that regulates the production of gel-forming mucins in the cells lining the airways and gastrointestinal tracts along with small molecule mucoregulators. We have patents pending on target uses and mucoregulator molecules.

Obesity Program

     Produlestan is our second natural aminosterol product in development. Preclinical data on this compound demonstrate it is a potent appetite suppressant in numerous animal models of obesity. In these models, in additional to controlling weight, produlestan seems to normalize blood sugar, as well as high blood cholesterol levels. Genaera researchers have shown efficacy with produlestan and demonstrated that animal food intake can be regulated in a reversible manner, leading to changes in body weight. Produlestan has a similar chemical structure to squalamine.

     Development goals for produlestan currently are focused on demonstrating safety and early evidence of appetite suppression in medically significant obesity. Produlestan targets the substantial market of 10-12 million medically significant obese Americans, which is expected to grow to well over $1 billion in drug product sales in the near future.

Infectious Disease Program

     We have conducted research and development in infectious diseases over many years. The magainin class of compounds, originally discovered in frogs, have been shown to have activity against a variety of pathogens, including bacteria, amoebae, fungi and parasites. Magainins are peptides. A peptide is a chain of molecules, known as amino acids, that are considered to be one of the basic building blocks of the human body. Chains of 2 to 50 amino acids are generally referred to as peptides, while longer chains are referred to as proteins. We have modified natural peptides by rearranging the order and combination of amino acids and by substituting and deleting additional amino acids to produce magainins having a broader spectrum of therapeutic activity and improved potency.

     Antibiotic resistance, an increasing problem, is the process by which antibiotics lose their effectiveness over time as bacteria, through mutation, develop the means to produce enzymes capable of diminishing the utility of an antibiotic. We have not noted the development of any antibiotic resistance to the magainins. We believe this is due to the unique mechanism of action of the magainins; magainins puncture the cell membrane and break down the integrity of the cell, killing bacteria differently than traditional antibiotics.

     LOCILEX(TM) Cream, a topical cream antibiotic for the treatment of infection in diabetic foot ulcers, had been our lead product development candidate. LOCILEX(TM) Cream did not obtain approval from the U.S. Food and Drug Administration, or FDA, in July 1999, and we have since refocused our near-term product development efforts on the other programs discussed above. We continue to seek new opportunities that will enable us to capitalize on our past development efforts in this program.

Other Programs

     We continue to work on feasibility studies in a number of other areas. Any of these programs could become more significant over the next 12 months; however, there can be no assurance that any of the new programs under review will generate viable product opportunities.

     We have engaged in extensive research and development efforts on compounds derived from the host-defense systems of animals. The host-defense system is the complex of natural processes and mechanisms used by animals and humans to protect against disease. Naturally occurring molecules, such as the magainins and aminosterols, provide a first line of defense against infection and other diseases. Our intent for research and development in host-defense is to leverage our knowledge of how these compounds have worked in animal systems in evaluating the pharmacologic activity of such compounds in human disease.

Research and Development Costs

     We have incurred costs of $10.1 million, $9.9 million and $21.5 million for research and development in the years ended December 31, 2000, 1999 and 1998, respectively.

COLLABORATIVE ARRANGEMENTS

     Collaborations may allow us to leverage our scientific and financial resources and gain access to markets and technologies that would not otherwise be available to us. In the long term, development and marketing arrangements with established companies in the markets in which our potential products will compete may provide us with more efficient access to intended markets and may, accordingly, conserve our resources. We expect that we will enter into development and marketing arrangements for most of the products we may develop. From time to time, we hold discussions with various potential partners.

     In February 1997, we entered into a development, supply and distribution agreement in North America with GlaxoSmithKline for LOCILEX(TM) Cream. GlaxoSmithKline has paid us $10,000,000 under this agreement, which we received in 1997. We had hoped to commercialize LOCILEX(TM) Cream in the near-term. However, as a result of the FDA's decision, near-term commercialization of LOCILEX(TM) Cream will not occur, and we will generate no revenues from LOCILEX(TM) Cream in the near future. The GlaxoSmithKline agreement also gives GlaxoSmithKline rights to terminate the arrangement, and, under certain conditions, the right to negotiate for rights to another Genaera product development candidate. GlaxoSmithKline remains our exclusive sales, marketing and distribution partner for the North American territory for LOCILEX(TM) Cream.

     In May 2000, we entered into a research, development and commercialization collaboration agreement with Genentech covering the IL9 antibody development program and related respiratory technology. In December 2000, Genentech elected to terminate this collaboration agreement. In April 2001, we repartnered the IL9 antibody program with MedImmune. Under the MedImmune agreement, MedImmune and we will develop and commercialize antibodies or recombinant molecules against IL9 to prevent symptoms of asthma and other respiratory diseases. The companies also will collaborate on the creation of specific assays and respiratory disease models for use in assessing product candidates developed by MedImmune. MedImmune will be responsible for development, manufacturing, clinical testing, and marketing of any resulting product.

     Effective December 1999, we entered into a new collaborative agreement with the Ludwig Institute for Cancer Research (LICR) on the discovery and development of novel genes and proteins as pharmaceutical targets and therapeutics. Under the agreement, Genaera and LICR are assigned primary commercial rights to intellectual property for a number of novel genes and proteins with therapeutic potential. The novel genes and proteins were discovered during joint genomics and biological research conducted under a prior research agreement from 1996. Also covered in the agreement were novel genes and proteins initially discovered by the Brussels branch of LICR. Genaera obtains exclusive rights to certain intellectual property pertinent to its development programs, along with owing certain payments and royalties to LICR. LICR obtains exclusive rights to certain other jointly discovered intellectual property, along with owing certain payments and royalties to Genaera. In addition, the joint research program has been extended for at least two additional years.

RESEARCH AND LICENSE AGREEMENTS

     We have rights to several patents and patent applications under certain license agreements pursuant to which we expect to owe royalties on sales of products that incorporate issued patent claims. Additionally, certain of these agreements also provide that if we elect not to pursue the commercial development of any licensed technology, or do not adhere to an acceptable schedule of commercialization, then our exclusive rights to such technology would terminate. We also fund research at certain institutions, and these relationships may provide us with an option to license any results of the research.

MANUFACTURING

     We currently have neither the resources, facilities nor capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no current plans to establish a manufacturing facility. We depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. This dependence may restrict our ability to develop and deliver products on a timely, profitable and competitive basis. Additionally, the number of companies capable of producing our proposed products is limited. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs which are affordable to us, if at all.

     Contract manufacturers may utilize their own technology, our technology, or technology acquired or licensed from third parties in developing a manufacturing process. In order to engage another manufacturer, we may need to obtain a license or other technology transfer from the original contract manufacturer. Even if a license is available from the original contract manufacturer on acceptable terms, we may be unable to successfully effect the transfer of the technology to the new contract manufacturer. Any such technology transfer may also require the transfer of requisite data for regulatory purposes, including information contained in a proprietary drug master file held by a contract manufacturer. If we rely on a contract manufacturer that owns the drug master file, our ability to change contract manufacturers may be more limited.

GOVERNMENT REGULATION

     Numerous governmental authorities, including the FDA in the United States, regulate our business and activities. Federal, state and foreign governmental agencies impose rigorous preclinical and clinical testing and approval requirements on our product candidates. In general, the process of obtaining government approval is time consuming and costly.

     Governmental authorities may delay or deny the approval of any of our drug candidates. In addition, governmental authorities may enact new legislation or regulations that could limit or restrict our efforts. A delay or denial of regulatory approval for any of our drug candidates, such as that which has occurred for LOCILEX(TM) Cream, will materially affect our business. Even if we receive approval of a product candidate, it may be conditioned upon certain limitations and restrictions as to the drugs used and may be subject to continuous review. If we fail to comply with any applicable regulatory requirements, we could be subject to penalties, including:

 .  warning letters;

 .  fines;

 .  withdrawal of regulatory approval;

 .  product recalls;

 .  operating restrictions;

 .  injunctions; and

 .  criminal prosecution.

FDA Marketing Approval

     The primary regulatory agency overseeing all phases of our drug development and marketing programs is the FDA. In order to obtain approval from the FDA to market any drug, we must submit proof of safety, efficacy and quality for each of our proposed products for each indication, which requires extensive and time consuming preclinical and clinical testing. The results of preclinical studies are submitted to the FDA as part of an Investigational New Drug Application, or IND. Once the IND is effective, human clinical trials may be conducted. The results of the clinical trials are submitted to the FDA as part of a New Drug Application, or NDA. Following review of the NDA, the FDA may:

 .  grant marketing approval;

 .  require additional testing or information; or

 .  deny the application.

FDA Manufacturing Approval

     Detailed manufacturing information is also required to be included in the NDA for review and approval by the FDA. All manufacturing facilities and processes must comply with good manufacturing practices, or GMP, regulations prescribed by the FDA. All manufacturers must, among other things, pass manufacturing plant inspections and provide records of detailed manufacturing processes. Among other things, it must be demonstrated that:

 . the drug product can be consistently manufactured at the same quality standard;

 .  the drug product is stable over time; and

 . the level of chemical impurities in the drug product are under a designated level.

Ongoing FDA Oversight

     We will continue to be subject to regulation by the FDA even after our drug products have been approved and commercialized. Among other things, the FDA may:

 . require additional submissions if there are any modifications to the drug product including, for example, any changes in manufacturing process, labeling, or manufacturing facility;

 . require post-marketing testing and surveillance to monitor the effects of approved drug products; and

 . enforce conditional approvals that restrict the commercial applications of a drug product.

     Further, the FDA has numerous requirements governing labeling, promotional material, storage, record keeping and reporting.

     The Prescription Drug User Fee Act of 1992 imposes substantial fees on a one-time basis for applications for approval, and on an annual basis for manufacturing and marketing of prescription drugs.

Other Regulatory Bodies

     We are also subject to regulation by other regulatory authorities, including the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Drug Enforcement Agency and the United States Department of Agriculture, and to regulation under regulatory statutes such as the Toxic Substances Control Act and the Resource Conservation and Recovery Act.

     Drug product marketing outside the United States is subject to foreign regulatory requirements which may or may not be influenced by FDA approval. While the requirements vary widely from country to country, generally, the drug product must be approved by a foreign regulatory authority comparable to the FDA prior to marketing the product in those countries. The time required to obtain foreign approvals may be longer than that in the United States.

     In the future, we may be subject to additional federal, state or local regulations or additional fees. Efforts are continually underway to reform federal regulation of drug products. Although some of these changes could streamline and otherwise benefit development, marketing and related requirements for drugs, others could increase regulatory requirements.

PATENT AND PROPRIETARY RIGHTS; LICENSED TECHNOLOGY

Patents

     Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and realize profits upon commercialization could be diminished.

     We cannot be certain that:

 .  patents will issue from any of our patent applications;

 .  our patent rights will be sufficient to protect our technology;

 . our patents will not be successfully challenged or circumvented by our competitors; or

 .  our patent rights will provide us with any commercial advantages.

     The process of obtaining patents can be time consuming and expensive. Even after significant expenditure, a patent may not issue. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are maintained in secrecy until a patent issues and publications in the scientific or patent literature lag behind actual discoveries.

     Even after we are issued patent rights, we cannot be certain that:

 .  others will not develop similar technologies or duplicate the technology;

 .  others will not design around the patented aspects of the technology;

 . we will not be obliged to defend ourselves in court against allegations of infringement of third-party patents;

 .  our issued patents will be held valid in court; or

 . an adverse outcome in a suit would not subject us to significant liabilities to third parties, require rights to be licensed from third parties, or require us to cease using such technology.

     The cost of litigation can be substantial, regardless of the outcome.

Potential Ownership Disputes

     There may be disputes arising as to the ownership of our technology. Most of our research and development personnel previously worked at other biotechnology companies, pharmaceutical companies, universities, or research institutions. These entities may raise questions as to when technology was developed, and assert rights to the technology. These kind of disputes have occurred in the past. We may not prevail in any such disputes.

     Similar technology ownership disputes may arise in the context of consultants, vendors or third parties, such as contract manufacturers. For example, our consultants are employed by or have consulting agreements with third parties. There may be disputes as to the capacity in which consultants are operating when they make certain discoveries. We may not prevail in any such disputes.

Other Intellectual Property

     In order to protect our proprietary technology and processes, we also rely on trade secrets and confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators, and other advisors. We may find that these agreements will be breached, or that our trade secrets have otherwise become known or independently developed or discovered by our competitors.

     Certain of our exclusive rights to patents and patent applications are governed by contract. Generally, such contracts require that we pay royalties on sales of any products which are covered by patent claims. If we are unable to pay the royalties we may lose our patent rights. Additionally, some of these agreements also require that we develop the licensed technology under certain timelines. If we do not adhere to an acceptable schedule of commercialization, we may lose our rights.

COMPETITION

     The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are conducting research and development activities in a number of areas similar to our fields of interest. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources. We may also face competition from companies using different or advanced techniques that could render our products obsolete.

     We expect technological developments in the biopharmaceutical field to occur at a rapid rate and expect competition to intensify as advances in this field are made. Accordingly, we must continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field.

Our compounds, products or processes may become obsolete before we are able to recover a significant portion of our research and development expenses. We will be competing with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with our proposed products.

     Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with our technology. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting highly qualified scientific personnel.

     Even if eventually approved, LOCILEX(TM) Cream may not be successfully marketed against oral antibiotics for the treatment of infection in diabetic foot ulcers. These infections have historically been treated with systemically administered antibiotics, which may be perceived by some medical professionals as having certain advantages over LOCILEX(TM) Cream. In addition, we may be unable to manufacture LOCILEX(TM) Cream at a cost which will allow it to be sold at a competitive price relative to oral antibiotics or other topical antibiotics that may be used for this indication.

     Many companies are working to develop and market products intended for the additional disease areas being targeted by us, including cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect their interests. In the cancer field, anti-angiogenic agents are under development at a number of companies. In the respiratory field, other biopharmaceutical companies have also reported the discovery of genes relating to asthma and other respiratory diseases. We are aware that research on compounds derived from animal host-defense systems is being conducted by others. Many companies are also currently involved in research and development activities focused on the pathogenesis of disease, and the competition among companies attempting to find genes responsible for disease is intense.


                                 RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information presented in this prospectus before deciding to invest in the shares of common stock covered by this prospectus.

If We Do Not Raise Additional Capital, We May Not Be Able to Continue Our Research and Development Programs and May Never Commercialize Any Products.

     We maintained cash and investments of $14.8 million at March 31, 2001. At March 31, 2001, we had current liabilities of $4.6 million and long-term liabilities of $2.0 million. In April 2001, we entered into a research collaboration and licensing agreement and a preferred stock purchase agreement with MedImmune pursuant to which we received $10.3 million. After considering this investment, and in the absence of raising additional funds or significantly reducing expenses, we have sufficient resources to sustain operations through 2002. We will need to raise substantial additional funds in the future to continue our research and development programs and to commercialize our potential products. If we are unable to raise such funds, we may be unable to complete our development activities for any of our proposed products.

     We regularly explore alternative means of financing our operations and seek funding through various sources, including public and private securities offerings and collaborative arrangements with third parties. We currently do not have any commitments to obtain additional funds, and may be unable to obtain sufficient funding in the future on acceptable terms, if at all. If we cannot obtain funding, we will need to delay, scale back or eliminate research and development programs or enter into collaborations with third-parties to commercialize potential products or technologies that we might otherwise seek to develop or commercialize ourselves, or seek other arrangements. If we engage in collaborations, we will receive lower consideration upon commercialization of such products than if we had not entered into such arrangements, or if we entered into such arrangements at later stages in the product development process.

     We expect to evaluate all available strategic alternatives to finance our programs and technology, including broad-based alliances or mergers intended to create better-financed entities.

We Expect to Continue to Incur Substantial Losses.

     To date, we have engaged primarily in the research and development of drug candidates. We have not generated any revenues from product sales and have incurred losses in each year since our inception. As of March 31, 2001, we had an accumulated deficit of approximately $160.5 million.

     Our proposed products are in a relatively early developmental stage and will require significant research, development and testing. We must obtain regulatory approvals for all of our proposed products prior to commercialization of the product. Our operations are also subject to various competitive and regulatory risks. As a result, we are unable to predict when or if we will achieve any product revenues. We expect to experience substantial losses in the foreseeable future as we continue our research, development and testing efforts, which will cause us to have continued negative results of operations.

If We Do Not Obtain Required Regulatory Approvals, We Will Not Be Able to Commercialize Any of Our Product Candidates.

     Numerous governmental authorities, including the FDA in the United States, regulate our business and activities. Federal, state and foreign governmental agencies impose rigorous preclinical and clinical testing and approval requirements on our product candidates. In general, the process of obtaining government approval is time consuming and costly.

     Governmental authorities may delay or deny the approval of any of our drug candidates. In addition, governmental authorities may enact new legislation or regulations that could limit or restrict our efforts. A delay or denial of regulatory approval for any of our drug candidates will materially affect our business.

     If we receive approval of a product candidate, it may be conditioned upon certain limitations and restrictions as to the drugs used and may be subject to continuous review. If we fail to comply with any applicable regulatory requirements, we could be subject to penalties, including:

 .    warning letters;

 .    fines;

 .    withdrawal of regulatory approval;

 .    product recalls;

 .    operating restrictions;

 .    injunctions; and

 .    criminal prosecution.

We Will Rely on Marketing and Development Partners and if They Do Not Perform as Expected, We May Not Successfully Commercialize Our Products.

     We do not have our own sales and marketing staff. In order to successfully develop and market our future products, we must enter into marketing and distribution arrangements with third parties. We also expect to delegate the responsibility for all, or a significant portion, of the development and regulatory approval for certain products to partners. If our partners do not develop an approvable or marketable product or do not market a product successfully, we may not achieve necessary product revenues. Additionally, we may be unable to enter into other successful arrangements.

     We do not have control over the amount and timing of resources to be devoted to our products by our collaborative partners. In the future, the interests of our collaborators may not be consistent with our interests. Collaborators may develop products independently or through third parties that could compete with our proposed products. For example, GlaxoSmithKline maintains a significant presence in the antibiotic area and currently sells a topical antibiotic product indicated for the treatment of certain skin infections. In addition, a partner may decide to end a relationship with us. For example, in December 2000, Genentech provided notice to us of their election to terminate the collaboration agreement covering the IL9 antibody development program and related respiratory technology.

     We also may decide to establish our own sales force to market and sell certain products. Although some members of our management have limited experience in marketing pharmaceutical products, we have no experience with respect to marketing our products. If we choose to pursue this alternative, we will need to spend significant additional funds and devote significant management resources and time to establish a successful sales force. Given our inexperience in establishing and managing a sales force, this effort may not be successful. Given our financial resources, our efforts in this area would likely be modest compared to our competitors.

If We Are Not Able to Innovate and Develop Products as Rapidly as Our Competitors, Our Products May Not Achieve Market Acceptance.

     The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are conducting research and development activities in a number of areas similar to our fields of interest. Many companies are currently involved in research and development activities focused on the pathogenesis of disease, and the competition among companies attempting to find genes responsible for disease is intense. In addition, we are aware that research on compounds derived from animal host-defense systems is being conducted by others. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we have. We also may face competition from companies using different or advanced techniques that could render our future products obsolete.

     Many companies are working to develop and market products intended for the additional disease areas being targeted, including cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect their interests. In the cancer field, anti-angiogenic agents are under development at a number of companies. In the asthma field, other biopharmaceutical companies also have reported the discovery of genes relating to asthma.

     We expect technological developments in the biopharmaceutical field to occur at a rapid rate and expect competition to intensify as advances in this field are made. Accordingly, we must continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field. Our compounds, products or processes may become obsolete before we are able to recover a significant portion of our research and development expenses. We will be competing with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with our proposed products.

     Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with our technology. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting highly qualified scientific personnel.

If We Do Not Develop and Maintain Relationships With Contract Manufacturers, We May Not Successfully Commercialize Our Products.

     We currently do not have the resources, facilities, or technical capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no plans to establish a manufacturing facility. We expect to depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. For example, we are currently working with outside contractors for the chemical production of squalamine. This dependence on contract manufacturers may restrict our ability to develop and deliver products on a timely, profitable and competitive basis especially because the number of companies capable of producing our proposed products is limited. Furthermore, production of squalamine and other proposed products will require significant expenditure by us. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs that are affordable to us, if at all.

  Contract manufacturers may utilize their own technology, our technology, or technology acquired or licensed from third parties in developing a manufacturing process. In order to engage another manufacturer, we may need to obtain a license or other technology transfer from the original contract manufacturer. Even if a license is available from the original contract manufacturer on acceptable terms, we may be unable to successfully effect the transfer of the technology to the new contract manufacturer. Any such technology transfer may also require the transfer of requisite data for regulatory purposes, including information contained in a proprietary drug master file held by a contract manufacturer. If we rely on a contract manufacturer that owns the drug master file, our ability to change contract manufacturers may be more limited.

We Depend on Our Intellectual Property and, If We Are Unable to Protect Our Intellectual Property, We May Not Realize Optimal Value from Our Technology.

Patents

     Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies, both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and realize profits upon commercialization could be diminished.

     We cannot be certain that:

 .    patents will issue from any of our patent applications;

 .    our patent rights will be sufficient to protect our technology;

 .    our patents will not be successfully challenged or circumvented by our competitors; or

 .    our patent rights will provide us with any commercial advantages.

     The process of obtaining patents can be time consuming and expensive. Even after significant expenditure, a patent may not issue. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are maintained in secrecy until a patent issues and publications in the scientific or patent literature lag behind actual discoveries.

     Even after we are issued patent rights, we cannot be certain that:

 .    others will not develop similar technologies or duplicate the technology;

 .    others will not design around the patented aspects of the technology;

 .    we will not be obliged to defend ourselves in court against allegations of infringement of third-party patents;

 .    our issued patents will be held valid in court; or

 .    an adverse outcome in a suit would not subject us to significant liabilities to third parties, require rights to be licensed from third parties, or require us to cease using such technology.

     The cost of litigation related to patents can be substantial, regardless of the outcome.

Potential Ownership Disputes


     Disputes may arise as to the ownership of our technology. Most of our research and development personnel previously worked at other biotechnology companies, pharmaceutical companies, universities, or research institutions. These entities may raise questions as to when technology was developed, and assert rights to the technology. These kinds of disputes have occurred in the past. We may not prevail in any such disputes.

     Similar technology ownership disputes may arise in the context of consultants, vendors or third parties, such as contract manufacturers. For example, our consultants are employed by or have consulting agreements with third parties. There may be disputes as to the capacity in which consultants are operating when they make certain discoveries. We may not prevail in any such disputes.

Other Intellectual Property


     In order to protect our proprietary technology and processes, we also rely on trade secrets and confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators, and other advisors. We may find that these agreements will be breached, or that our trade secrets have otherwise become known or independently developed or discovered by our competitors.

     Certain of our exclusive rights to patents and patent applications are governed by contract. Generally, these contracts require that we pay royalties on sales of any products that are covered by patent claims. If we are unable to pay the royalties, we may lose our patent rights. Additionally, some of these agreements also require that we develop the licensed technology under certain timelines. If we do not adhere to an acceptable schedule of commercialization, we may lose our rights.

If We Cannot Recruit and Retain Qualified Management, We May Not Be Able to Successfully Develop and Commercialize Our Products.

     We depend to a considerable degree on a limited number of key personnel. Most significant responsibilities have been assigned to a relatively small number of individuals. We do not maintain "key man" insurance on any of our employees. The loss of certain management and technical personnel could adversely affect our ability to develop and commercialize products.

We are Subject to Potential Product Liability Claims That Could Result in Significant Expense if a Claim Arose.

     We are subject to significant potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products, including the risk that:

 .    our proposed products cause some undesirable side effects or injury during clinical trials;

 .    our products cause undesirable side effects or injury in the market; or

 .    third parties that we have agreed to indemnify incur liability.

     While we carry insurance, this coverage is expensive and we may be unable to maintain adequate coverage on acceptable terms.

If We Do Not Receive Adequate Third-Party Reimbursement for Any of Our Drug Candidates, Some Patients May Be Unable to Afford Our Products and Sales Could Suffer.

     In both the United States and elsewhere, the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations, can impact prescription pharmaceutical sales. These organizations are increasingly challenging the prices charged for medical products and services, particularly where they believe that there is only an incremental therapeutic benefit that does not justify the additional cost. Coverage and reimbursement may not be available for our proposed products, or, if available, may not be adequate. Without insurance coverage, many patients may be unable to afford our products, which may then not reach optimal sales levels.

     There also has been a trend toward government reforms intended to contain or reduce the cost of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government control. We expect this trend to continue, but we
cannot predict the nature or extent of any reform that results.   It is possible
that reform could impact pharmaceutical marketing, pricing and profit margins. These reforms could adversely impact our ability to obtain financing for the continued development of our proposed products. Furthermore, reforms could have a broader impact by limiting overall growth of health care spending, such as Medicare and Medicaid spending, which could also adversely affect our business.

The FDA Has Deemed Our NDA for LOCILEX(TM) Cream to Be Not Approvable, Which Will Prevent Near Term Commercialization of the Product.

     We announced on July 26, 1999 that we received notification from the FDA that our NDA for LOCILEX(TM) Cream had been deemed not approvable. LOCILEX(TM) Cream, a topical cream antibiotic for the treatment of infection in diabetic foot ulcers, was our lead product development candidate. With the FDA's decision, near-term commercialization of LOCILEX(TM) Cream will not occur, and we will generate no revenues from LOCILEX(TM) Cream in the near future.

     In order to again seek approval of LOCILEX(TM) Cream, the FDA has indicated that we must conduct further development activities, including clinical and manufacturing activities. The specific nature of the clinical activities will be determined after consultations with the FDA. As a result of its review of manufacturing of the cream product, the FDA issued certain observations of deficiencies in compliance with their GMP regulations. In any additional clinical studies to be conducted, new batches of the cream product will need to be manufactured from the bulk drug substance, in compliance with FDA-determined good manufacturing procedures, and meeting strict product specifications. The time required to conduct such further clinical and manufacturing development efforts may be lengthy and costly, and the results may ultimately prove unsuccessful.

Our Stock Price Is Extremely Volatile Due to a Number of Factors.

     The market prices and trading volumes for securities of biopharmaceutical and biotechnology companies, including ours, have historically been, and will likely continue to be, highly volatile. Future events affecting our business, or that of our competitors, may significantly impact our stock price, including:

 .    product testing results;

 .    technological innovations;

 .    new commercial products;

 .    government regulations;

 .    proprietary rights;

 .    regulatory actions; and

 .    litigation.

We May Be Unable to Maintain the Standards for Listing on the Nasdaq National Market, Which Could Impact the Liquidity of Our Common Stock and Could Subject Our Common Stock to the "Penny Stock" Rules.

     Our common stock is listed on the Nasdaq National Market. Nasdaq requires listed companies to maintain standards for continued listing, including a minimum bid price for shares of a company's stock and a minimum tangible net worth. If we are unable to maintain these standards, our common stock could be delisted. Trading in our stock would then be conducted on the Nasdaq Small Cap Market unless we are unable to meet the requirements for inclusion therein. If we were unable to meet the requirements for inclusion in the Small Cap Market, our common stock would be traded on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in quotations published by the National Quotation Bureau, Inc. that are commonly referred to as the "pink sheets." As a result, it could be more difficult to sell or obtain an accurate quotation as to the price of our common stock.

     In addition, if our common stock were delisted, it would be subject to the so-called "penny stock" rules. The U.S. Securities and Exchange Commission has adopted regulations that define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, such as any securities listed on a national securities exchange or quoted on Nasdaq. For any transaction involving a "penny stock," unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions.

     For transactions covered by the "penny stock" rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The "penny stock" rules also require broker-dealers to deliver monthly statements to "penny stock" investors disclosing recent price information for the "penny stock" held in the account, and information on the limited market in "penny stocks." Prior to the transaction, a broker-dealer must provide a disclosure schedule relating to the "penny stock" market. In addition, the broker-dealer must disclose the following:

 .    commissions payable to the broker-dealer and the registered representative;
     and

 .    current quotations for the security as mandated by the applicable regulations.

     If our common stock were delisted and determined to be a "penny stock," a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

The Exercise of Options and Warrants and Other Issuances of Shares Could Have a Dilutive Effect on Our Stock Price.

     As of March 31, 2001, there were outstanding options to purchase an aggregate of approximately 3,582,000 shares of our common stock at prices ranging from $1.03 per share to $16.75 per share, of which approximately 1,971,000 were exercisable as of such date. Warrants to purchase 229,739 shares of our common stock, currently exercisable at $8.00 per share, and warrants to purchase an aggregate of 1,242,153 shares of our common stock, currently exercisable from $5.06 to $6.79 per share, and subject to adjustment with future offerings also were outstanding at March 31, 2001. In addition, in connection with our private placement in August 2000, we issued warrants to purchase an aggregate of 167,166 shares of our common stock, currently exercisable at $3.50 per share, and subject to adjustment under certain circumstances. Exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of our common stock. Additional dilution may result from the issuance of shares in connection with collaborations or manufacturing arrangements or in connection with other financing efforts.

Our Certificate of Incorporation and Delaware Law Contain Provisions that Could Discourage a Takeover.

     Our certificate of incorporation provides our board of directors the power to issue shares of preferred stock without stockholder approval. This preferred stock could have voting rights, including voting rights that could be superior to that of our common stock, and the board of directors has the power to determine these voting rights. In addition, Section 203 of the Delaware General Corporation Law contains provisions that impose restrictions on stockholder action to acquire control of Genaera. The effect of these provisions of our certificate of incorporation and Delaware law provisions would likely discourage third parties from seeking to obtain control.

                          FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus and in the documents we have referred you to contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "hope," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated scientific progress, development of potential pharmaceutical products, future revenues, capital expenditures, research and development expenditures, future financing and collaborations, personnel, manufacturing requirements and capabilities, and other statements regarding matters that are not historical facts or statements of current condition.

     Any or all of our forward-looking statements in this prospectus and in the documents we have referred you to may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the Securities and Exchange Commission. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                USE OF PROCEEDS

  We will not receive any proceeds from the resale of common stock by MedImmune and covered by this prospectus. See the "Selling Stockholder" section of this prospectus for more information.

                           SERIES B PREFERRED STOCK

     In April 2001, we entered into a research collaboration and licensing agreement with MedImmune. Under this agreement, MedImmune and we will develop and commercialize antibodies or recombinant molecules against IL9 to prevent symptoms of asthma and other respiratory diseases. The companies also will collaborate on the creation of specific assays and respiratory disease models for use in assessing product candidates developed by MedImmune. MedImmune will be responsible for development, manufacturing, clinical testing, and marketing of any resulting product. MedImmune also purchased 10,000 shares of our Series B preferred stock for $10,000,000 at the closing of a related preferred stock purchase agreement.

Conversion Rights

     Prior to April 19, 2006, the Series B preferred stock issued under the preferred stock purchase agreement is convertible, in whole or in part, at the holder's option, into shares of our common stock at a conversion rate of 200 shares of common stock for each share of Series B preferred stock. The maximum aggregate number of common shares issued upon a conversion of all of the shares of Series B preferred stock before April 19, 2006 is 2,000,000 shares. The Series B preferred stock is convertible after April 19, 2006, in whole or in part, at our or holder's option, into shares of our common stock at a conversion rate determined by dividing the original issue price of $1,000 per share by the lesser of $5.00 or the 20-day average closing price of our common stock as of the conversion date. However, we may not exercise our option to convert if the closing price of our common stock is less than $2.15 per share on the day prior to notice of conversion. In addition, the Series B preferred stock shall be automatically convertible at any time in the event of a merger, consolidation or sale of substantially all of our assets at the post-April 19, 2006 conversion rate described above. The maximum aggregate number of common shares issued upon conversion of all of the shares of Series B preferred stock after April 19, 2006 or at any time as a result of a merger, consolidation or sale of substantially all of our assets shall be 4,642,741 shares of common stock.

Redemption and Other Rights of the Series B Preferred Stock

     The Series B preferred stock also may be redeemed, in whole or in part, at any time at our option at a cash redemption price of $1,000 per share plus accrued and unpaid cumulative dividends to the date of redemption. Holders of the Series B preferred stock have no rights to dividends other than the right to participate in any dividends that may be declared on our common stock. With respect to liquidation and dividend rights, the Series B preferred stock ranks senior to our common stock and junior to the outstanding shares of our Series A Convertible Preferred Stock. In the event of our liquidation, dissolution or winding up, the Series B preferred stock has a liquidation preference of $1,000 per share plus accumulated and unpaid cumulative dividends to the date of liquidation. Holders of the Series B Preferred Shares have limited voting rights and generally do not have the right to vote on matters submitted to the holders of our common stock.

                              SELLING STOCKHOLDER

  Pursuant to the preferred stock purchase agreement, we are obligated to file a registration statement under the Securities Act of 1933 registering up to 2,000,000 shares issuable upon conversion of the Series B preferred stock. We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the shares for resale by MedImmune and meet this obligation. We are further obligated to maintain the effectiveness of this registration statement until the earlier of the sale of the shares covered by this registration statement or April 19, 2003. If, after April 19, 2006, the Series B preferred stock is converted into more than 2,000,000 shares of our common stock, we will be required to file a second registration statement covering such number of shares above the shares covered by this registration statement.

     MedImmune has informed us that, prior to this offering, it owned 2,000,000 shares of common stock representing approximately 6% of our common stock outstanding as of May 30, 2001. Upon completion of this offering (assuming MedImmune does not purchase or sell other of our securities), MedImmune will own no shares of our common stock.

                             PLAN OF DISTRIBUTION

     To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth here or in an accompanying prospectus supplement. The selling stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

     The selling stockholder may from time to time, in one or more transactions, sell all or a portion of the shares on the Nasdaq National Market, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholder and, at the time of such determination, may be higher or lower than the market price of the shares on the Nasdaq National Market. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of shares for whom they may act as agents, and underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold include:

 .    a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

 .    purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

 .    ordinary brokerage transactions and transactions in which the broker solicits purchasers;

 .    privately negotiated transactions; and

 .    underwritten transactions.

     The selling stockholder and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholder and any commissions received by these broker-dealers may be deemed to be underwriting commissions under the Securities Act.

     When the selling stockholder elects to make a particular offer of shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholder and any other required information.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the shares, including, without limitation, all registration and filing fees, fees and disbursements of our counsel and certain accounting and printing costs. The selling stockholder will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling stockholder and stock transfer and other taxes attributable to the sale of the shares. We also have agreed to indemnify the selling stockholder and its respective officers, directors and trustees and each person who "controls," within the meaning of the Securities Act, the selling stockholder against certain losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. The selling stockholder has agreed to indemnify us, our officers and directors and each person who "controls" Genaera Corporation against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by such selling stockholder.

                                 LEGAL OPINION

     Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares of common stock offered hereby.

                                    EXPERTS

     The consolidated financial statements of Genaera Corporation and Subsidiary as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement and any other materials that we file with the SEC and may be read and copied at the SEC's Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC's website is http://www.sec.gov.
                 ------------------

     We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register with the SEC the shares of common stock being offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The historical and future information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The documents incorporated by reference contain important information about us, our business and our finances.

     The documents that we are incorporating by reference are:

 .    Our Annual Report on Form 10-K for the year ended December 31, 2000, SEC file 000-19651;

 .    Our Quarterly Report on Form 10-Q for the quarterly period ended March 31,
     2001, SEC file 000-19651;

 .    Our Current Report on Form 8-K filed with the SEC on April 24, 2001, SEC file 000-19651; and

 .    The description of our common stock contained in our Form 8-A registration statement filed with the SEC on November 7, 1991 and amended on January 15, 1993, SEC files 33-43579 and 000-19651, respectively.

     Any documents that we file pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act after the date of this prospectus but before the end of MedImmune's resale of the securities covered by this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference into the document. You should address written requests to Christopher P. Schnittker, Vice President and Chief Financial Officer, Genaera Corporation, 5110 Campus Drive, Plymouth Meeting, PA 19462, (610) 941-5231.

================================================================================



                              GENAERA CORPORATION



                        2,000,000 Shares of Common Stock



                           _________________________



                                   PROSPECTUS

                                 ________, 2001


                           _________________________



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

       The following table shows the expenses of the issuance and distribution of the securities offered hereby:

       Securities and Exchange Commission registration fee                  $ 1,763
       Nasdaq listing fee                                                    17,500
       Legal fees and expenses                                                5,000
       Printing and engraving expenses                                        2,500
       Accounting fees and expenses                                           4,000
       Miscellaneous                                                            237
                                                                 ------------------
       Total                                                                $31,000
                                                                 ==================

     All of the amounts shown are estimates, except for fees payable to the Securities and Exchange Commission.


Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Article 9 of our By-laws provides for the indemnification of directors, officers, employees and agents of the Company to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Genaera's By-laws permit it to purchase insurance on behalf of such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status a such, whether or not Genaera would have the power to indemnify him against such liability under the foregoing provision of the By-laws. Genaera maintains directors and officers insurance.

Item 16.    List of Exhibits.

     The exhibits filed as part of this registration statement are as follows:

Exhibit
Number       Description
------       -----------
5.1          Opinion of Morgan, Lewis & Bockius LLP regarding the legality of securities being registered.

Exhibit
Number       Description
------       -----------
23.1         Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).
23.2         Consent of KPMG LLP.
24.1         Powers of Attorney (included on signature page).


Item 17.     Undertakings.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to its Restated Certificates of Incorporation, its By-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the
--------  -------
registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                       SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Plymouth Meeting, Pennsylvania, on this 31/st/ day of May 2001.

                              GENAERA CORPORATION


                              BY:  /s/ Roy Clifford Levitt
                                   -----------------------
                                   Roy Clifford Levitt, M.D.
                                   President, Chief Executive Officer and
                                   Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy Clifford Levitt, M.D., President, Chief Executive Officer and Director, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Signature                           Title                                             Date
---------                           -----                                             ----
/s/ Michael R. Dougherty            Non-Executive Chairman and Director               May 31, 2001
----------------------------------
Michael R. Dougherty

/s/ Bernard Canavan                 Director                                          May 31, 2001
----------------------------------
Bernard Canavan, M.D.

/s/ R.Frank Ecock                   Director                                          May 31, 2001
----------------------------------
R. Frank Ecock

/s/ Zola P. Horovitz                Director                                          May 31, 2001
----------------------------------
Zola P. Horovitz

/s/ Roy Clifford Levitt             President, Chief Executive Officer and Director   May 31, 2001
----------------------------------  (Principal Executive Officer)
Roy Clifford Levitt, M.D.

/s/ Charles A. Sanders              Director                                          May 31, 2001
----------------------------------
Charles A. Sanders, M.D.

/s/ Christopher P. Schnittker       Vice President and Chief Financial Officer        May 31, 2001
----------------------------------  (Principal Financial and Accounting Officer)
Christopher P. Schnittker

/s/ Robert F. Shapiro               Director                                          May 31, 2001
----------------------------------
Robert F. Shapiro

/s/ James B. Wyngaarden             Director                                          May 31, 2001
----------------------------------
James B. Wyngaarden, M.D.

                              GENAERA CORPORATION

                           REGISTRATION ON FORM S-3

                                 EXHIBIT INDEX

Exhibit
Number       Description
------       -----------
5.1          Opinion of Morgan, Lewis & Bockius LLP regarding the legality of securities being registered.
23.1         Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).
23.2         Consent of KPMG LLP.
24.1         Powers of Attorney (included on signature page).